April 10, 2007

Via EDGAR and FedEx
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	NeoStem, Inc.
Registration Statement on Form SB-2
File No. 333-140512

Ladies and Gentlemen:

On behalf of NeoStem, Inc. (the “Company”), we are supplementing our response to the comments contained in the letter, dated February 16, 2007 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 (Registration No. 333-140512) (now amended to be on Form SB-2) (the “Registration Statement”). We had previously responded by letter dated February 22, 2007. This letter accompanies the Company’s filing of Amendment No. 1 to that registration statement.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

We note your Form S-1 is registering common stock underlying warrants that are a part of units which may be acquired pursuant to the exercise of outstanding warrants. It is also our understanding that each unit consists of common stock as well as a warrant to purchase shares of your common stock at a certain price (“unit warrants”). Regarding your registration statement of common stock underlying the unit warrants, please provide us with a detailed analysis explaining why you believe registration of common stock underlying the unit warrants is permissible when it appears such warrants are not currently outstanding. In the alternative, please remove the common stock underlying the unit warrants from this Form S-1.

Response:   The description of the warrants and related disclosures in the amendment being filed today have been amended as indicated in our February 22 letter, to correct the description of the placement agent warrants. The warrants are in the same form as Exhibits 10.2 and 10.3 to the original filing.

In an appropriate place in your document, please provide descriptions of the private placement transactions pursuant to which the shareholders acquired the securities that you are registering in this Form S-1.

Response:   The Company has provided additional description of the private placement in the amendment to the registration statement being filed this date.

Please revise your Executive Compensation section so that it complies with the new executive compensation rules, including your compensation and discussion analysis disclosure. Please see Release No. 33-8723A.

Response:   The Company meets the definition of a small business issuer. As discussed, the registration statement is being amended and refiled on Form SB-2. The Company believes that the Executive Compensation section contained in its Registration Statement on Form SB-2 as now amended complies with the new executive compensation rules applicable to that form.

As discussed with you, this registration statement is also a post-effective amendment to the Company’s Registration Statement (Reg. No. 333-137045) declared effective by the SEC on November 6, 2006. Any questions regarding the contents of this letter or the Registration Statement should be addressed to the undersigned at (973) 597-2564.

Very truly yours,

/s/ Alan Wovsaniker

LOWENSTEIN SANDLER PC

AW:KER

F2827/1
04/10/07 2147101.01

cc:           Catherine M. Vaczy, Esq.